UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Greenbrook TMS Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

393704309

(CUSIP Number)

1315 Capital II, L.P.

1315 Capital Management II, LLC

2929 Walnut Street, Suite 1240

Philadelphia, PA 19104

Telephone: (215) 662-1315

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 393704309	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS 1315 Capital II, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,074,521 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,074,521 (1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,074,521 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9% (2)
14		TYPE OF REPORTING PERSON (See Instructions) PN

(1)  Includes 1,771,171 Common Shares (defined below) previously owned and 303,350 Common Shares purchased in the Transaction (defined below). See Items 1 and 6 below.

(2)  This percentage is calculated based upon 16,089,135 total outstanding Common Shares, which includes 13,735,788 Common Shares as of May 10, 2021 as reported by the Issuer (defined below) in Amendment No. 1 to Form F-10 the Issuer filed on May 11, 2021 and the 2,353,347 Common Shares issued in the Transaction.

SCHEDULE 13D

CUSIP No. 393704309	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS 1315 Capital Management II, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,074,521 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,074,521 (1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,074,521 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9% (2)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1)  Includes 1,771,171 Common Shares (defined below) previously owned and 303,350 Common Shares purchased in the Transaction (defined below). See Items 1 and 6 below.

(2)  This percentage is calculated based upon 16,089,135 total outstanding Common Shares, which includes 13,735,788 Common Shares as of May 10, 2021 as reported by the Issuer in Amendment No. 1 to Form F-10 the Issuer filed on May 11, 2021 and the 2,353,347 Common Shares issued in the Transaction.

Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to the common shares, no par value (the “Common Shares”), of Greenbrook TMS Inc., an Ontario corporation (the “Issuer”), with its principal offices located at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4W 3P4. The Common Shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “GTMS” and on the Nasdaq Capital Market under the symbol “GBNH.”

On June 14, 2021 (the “Issuance Date”), 1315 Capital II, L.P., a Delaware limited partnership (“1315 Capital”), acquired 303,350 Common Shares at a purchase price of US$10.00 per Common Share and for an aggregate purchase price of US$3,033,500 in a non-brokered private placement (the “Transaction”) pursuant to a Securities Purchase Agreement, dated June 14, 2021 (the “Securities Purchase Agreement”), by and among the Issuer, 1315 Capital and other investors identified on the signature pages thereto (the investors, collectively, the “Investors”). In the Transaction, the Issuer sold to Investors an aggregate of 2,353,347 Common Shares and received gross proceeds of US$23,533,470.

Prior to the Transaction, 1315 Capital owned 1,771,171 Common Shares, which were acquired as follows (amounts in C$ are converted into US$ as applicable):

(i)  On May 17, 2019, 1315 Capital purchased 1,076,800 Common Shares in a private placement (the “May 2019 Private Placement”) of the Common Shares by the Issuer in Canada at a price of US$12.15 per Common Share for an aggregate purchase price of US$13,082,042. The May 2019 Private Placement was concurrent with a bought deal public offering of the Common Shares by the Issuer in Canada, and both transactions were completed on a bought deal basis by a syndicate of underwriters;

(ii)  On March 24, 2020, 1315 Capital purchased 20,000 Common Shares in an open market purchase at a price of US$5.28 per Common Share for an aggregate purchase price of US$105,698;

(iii)  On March 26, 2020, 1315 Capital purchased 165,280 Common Shares in an open market purchase at a price of US$7.19 per Common Share for an aggregate purchase price of US$1,188,363; and

(ii)  On May 21, 2020,1315 Capital purchased 509,091 Common Shares in an underwritten public offering of the Common Shares by the Issuer in Canada at a price of US$5.94 per Common Share for an aggregate purchase price of US$3,023,746.

Item 2.	Identity and Background

(a) This Statement is being filed by 1315 Capital and 1315 Capital Management II, LLC, a limited liability company organized under the laws of Delaware and the general partner of 1315 Capital (“1315 Capital Management” and, together with 1315 Capital, the “Reporting Persons”). The principal business of the Reporting Persons is investing in commercial-stage medical technology, healthcare service and specialty therapeutic companies.

(b) - (c) Each of the Reporting Persons has their principal offices at 2929 Walnut Street, Suite 1240, Philadelphia, PA 19104.

(d) - (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On the Issuance Date, 1315 Capital purchased 303,350 Common Shares for an aggregate purchase price of US$3,033,500, funded through available and committed cash of the Reporting Persons.

In addition, as described in Item 1 above, prior to the Transaction, on May 17, 2019, 1315 Capital purchased 1,076,800 Common Shares in the May 2019 Private Placement at a price of US$12.15 per Common Share for an aggregate purchase price of US$13,082,042; on March 24, 2020, 1315 Capital purchased 20,000 Common Shares in an open market purchase at a price of US$5.28 per Common Share for an aggregate purchase price of US$105,698; on March 26, 2020, 1315 Capital purchased 165,280 Common Shares in an open market purchase at a price of US$7.19 per Common Share for an aggregate purchase price of US$1,188,363; and on May 21, 2020,1315 Capital purchased 509,091 Common Shares in an underwritten public offering of the Common Shares by the Issuer in Canada at a price of US$5.94 per Common Share for an aggregate purchase price of US$3,023,746. All such purchases made using through available and committed cash of the Reporting Persons.

Item 4.	Purpose of Transaction

The Issuer entered into the Securities Purchase Agreement with 1315 Capital pursuant to which the Transaction was consummated as further discussed below under Item 6. The Reporting Persons caused 1315 Capital to acquire the Common Shares for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons. The information set forth or incorporated in Items 1, 5 and 6 of this Statement is incorporated by reference in its entirety into this Item 4.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors (the “Board”) or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) - (b) As of the date of this filing, as discussed in Item 1 of this Statement, which is hereby incorporated by reference in its entirety into this Item 5, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of 2,074,521 Common Shares, constituting approximately 12.9% of the outstanding Common Shares calculated based upon 16,089,135 total outstanding Common Shares, which includes 13,735,788 Common Shares as of May 10, 2021 as reported by the Issuer in Amendment No. 1 to Form F-10 the Issuer filed on May 11, 2021 and the 2,353,347 Common Shares issued in the Transaction. 1315 Capital Management, as the general partner of 1315 Capital, may be deemed to also indirectly beneficially own the Common Shares held by 1315 Capital. As a result, 1315 Capital Management shares the power to direct the vote and to direct the disposition of the Common Shares held by 1315 Capital. Each of the Reporting Persons disclaims beneficial ownership in all Common Shares reported herein, except to the extent of such Reporting Person’s respective pecuniary interest therein.

(c) The information set forth or incorporated in Items 1, 4 and 6 of this Statement is incorporated by reference in its entirety into this Item 5(c).

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Securities Purchase Agreement

On June 14, 2021, the Issuer entered into the Securities Purchase Agreement with the Investors, pursuant to which the Transaction was consummated on June 14, 2021. The Common Shares issued in the Transaction was offered and sold pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder.

Investor Rights Agreement

In connection with the Transaction, the Issuer, 1315 Capital and two other Investors, Masters Special Situations, LLC and affiliates thereof, and Greybrook Health Inc. (each, a “Principal Investor”) entered into an investor rights agreement (the “Investor Rights Agreement”), which includes, among others, the following provisions.

Board of Directors

1315 Capital and each other Principal Purchaser has the right to designate a director nominee so long as each holds at least 5% of the Company’s outstanding shares. If for any reason such nominee is not a director and a new nominee has not been appointed, the Principal Purchaser shall have the right to designate a board observer. The right to designate a director nominee terminates when the Principal Purchaser and its affiliates beneficially own in the aggregate less than 5% of the Issuer’s outstanding Common Shares as calculated in accordance with the provisions of this agreement.

Adele C. Oliva, the founding partner of 1315 Capital, has been serving as a director of the Issuer since 2019. For more information, see “May 2019 Subscription Agreement” below.

Right of Purchase

Each Principal Purchaser has the right to participate pro rata in a future financing (the “New Financing”) by issuance of any equity or equity-linked securities of the Issuer, subject to certain conditions and certain exceptions.

Term

The Investor Rights Agreement will terminate with respect to a Principal Purchaser on the first date on which such Principal Purchaser and its affiliates beneficially own in the aggregate less than 5% of the Issuer’s outstanding Common Shares as calculated in accordance with the provisions of this agreement.

Resale Registration Rights Agreement

In connection with the Transaction, the Issuer, 1315 Capital and other Investors entered into a resale registration rights agreement (the “Resale Registration Rights Agreement”), under which the Issuer has agreed to register “Registrable Securities,” which are Common Shares purchased by the Investors in the Transaction (the “Purchased Shares”).

Mandatory Registration

On or prior to the Filing Deadline (as defined below), the Issuer shall file a registration statement on Form F-10 or Form S-3 (or Form F-1 or Form S-1 if the Issuer is not eligible to use Form F-10 and Form S-3). The Issuer shall use its reasonable best to cause the registration statement to become effective no later than the Effectiveness Deadline (as defined below).

As used herein, the term “Filing Deadline” means either (1) July 14, 2021, if the Issuer is eligible to qualify a Canadian base shelf prospectus and file a shelf registration statement on Form F-10 on or prior to such date; or otherwise, (2) the day after the Issuer becomes eligible to file a U.S. shelf registration statement on Form F-3 or S-3; and the term “Effectiveness Deadline” means, with respect to a registration statement filed pursuant to the foregoing provision, ninety (90) calendar days after the Filing Deadline in the case of a filing on Form F-10, F-3 or S-3 and one hundred twenty (120) calendar days after the Filing Deadline in the case of a filing on Form F-1 or S-1.

Damages. If the Issuer does not file a registration statement by the Filing Deadline, or the registration statement is not declared effective by the Effectiveness Deadline, or the Issuer extends any suspension beyond 45-days during any 12-month period, or after a registration statement becomes effective the registration statement becomes unavailable and the Issuer fails to satisfy certain Rule 144 requirements (each of the foregoing, a “Registration Default”), then the Issuer shall make pro rata payments to each Investor, as liquidated damages and not as a penalty, an additional amount equal to 0.5% of the aggregate amount of Purchased Shares invested by such Investor for each 90-day period (or pro rata for any portion thereof) following the occurrence of any Registration Default and shall be increased by 0.5% during each subsequent 90-day period (or pro rata for any portion thereof), provided that in no event shall the additional amount per 90-day period exceed 2.0% and in no event shall the aggregate additional amount due exceed 10.0% of the aggregate amount of Purchased Shares invested by such Investor. Such payments shall constitute the Investor’s exclusive monetary remedy for such events, but shall not affect the right of the Investor to seek injunctive relief. The amounts payable as liquidated damages pursuant to this paragraph shall be paid monthly within three business days of the last day of each month following the commencement of the payments. Such payments shall be made to each Investor in cash. Interest shall accrue at the rate of 1% per month on any such liquidated damages payments that shall not be paid by the due date until such amount is paid in full.

Demand Underwriting Registration Rights

The Investors have the right to one demand underwritten offering or one block trade (which is a demand underwritten offering that does not require a management road show), of at least $7.5 million offering size (unless such Registrable Securities constitute all of the Registrable Securities then outstanding and relating to the common shares that were issued pursuant to the Securities Purchase Agreement), to be requested by any one or more Investors whose aggregate ownership of Purchased Shares exceeds forty eight and eighty-seven one-hundredths percent (48.87%).

Piggyback Registration Rights

The Investors also have certain piggyback registration rights.

Termination

The Resale Registration Rights Agreement will terminate upon the earlier to occur of (a) upon the mutual written agreement of a majority of the holders of Registrable Securities then outstanding to terminate the Resale Registration Rights Agreement or (b) with respect to any Investor(s), on such date as no Registrable Shares remain outstanding or beneficially owned by such Investor(s).

May 2019 Registration Rights Agreement

On May 17, 2019, in connection with the May 2019 Private Placement, the Issuer and 1315 Capital entered into a registration rights agreement (the “May 2019 Registration Rights Agreement”), under which 1315 has certain piggy back registration rights with respect to all Common Shares 1315 owned as of May 17, 2019 or acquired thereafter. The May 2019 Registration Rights Agreement will terminate when 1315 Capital collectively owns, directly or indirectly, less than 5% of the Issuer’s total outstanding Common Shares as calculated in accordance with the agreement.

May 2019 Subscription Agreement

On May 17, 2019, in connection with the private placement of the May 2019 Private Placement, the Issuer and 1315 Capital entered into a subscription agreement for Common Shares (the “May 2019 Subscription Agreement”), under which the Issuer agreed to nominate Ms. Oliva to be elected as a director at the Issuer’s 2019 annual shareholders’ meeting on June 28, 2019, to recommend that shareholders vote in favor of Ms. Oliva’s election and, upon Ms. Oliva’s election to the board, to execute a standard form director indemnity agreement for the benefit of Ms. Oliva. Pursuant to this provision, Ms. Oliva was elected as a director of the Issuer on June 28, 2019 and entered the director indemnity agreement with the Issuer. Ms. Oliva has served as a director of the Issuer since then.

May 2019 Investor Rights Agreement and its Termination

On May 17, 2019, in connection with the May 2019 Private Placement, the Issuer and 1315 Capital entered into a letter agreement regarding investor rights (the “May 2019 Investor Rights Agreement”), under which 1315 Capital had certain participation rights to the Issuer’s future offerings of equity securities, subject to certain exceptions. 1315 Capital exercised such right in connection with the Transaction.

In connection with the Transaction and pursuant to the terms of the Investor Rights Agreement and the Securities Purchase Agreement, the Issuer and 1315 Capital terminated the May 2019 Investor Rights Agreement.

Qualified By the Documents

The foregoing description of the Securities Purchase Agreement, the Investor Rights Agreement, the Resale Registration Rights Agreement, the May 2019 Registration Rights Agreement, the May 2019 Subscription Agreement and the May 2019 Investor Rights Agreement (collectively, the “Documents”) is qualified in its entirety by reference to the full text of the Documents, which are filed as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7, respectively, to this Statement and incorporated herein by reference in their entirety.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement among 1315 Capital and 1315 Capital Management.

99.2	Securities Purchase Agreement, dated June 14, 2021, by and among Greenbrook TMS Inc., 1315 Capital II, LP, and other Purchasers identified on the signature pages thereto (Incorporated by reference to Exhibit 99.2 of the Report of Foreign Private Issuer on Form 6-K filed by Greenbrook TMS Inc. on June 23, 2021).

99.3	Investor Rights Agreement, dated June 14, 2021, by and among Greenbrook TMS Inc., 1315 Capital II, LP, Greybrook Health Inc., Marlin Fund, Limited Partnership, Marlin Fund II, Limited Partnership and MSS GB SPV LP (Incorporated by reference to Exhibit 99.3 of the Report of Foreign Private Issuer on Form 6-K filed by Greenbrook TMS Inc. on June 23, 2021).

99.4	Resale Registration Rights Agreement, dated June 14, 2021, by and among Greenbrook TMS Inc., 1315 Capital II, LP, and other Purchasers identified therein (Incorporated by reference to Exhibit 99.4 of the Report of Foreign Private Issuer on Form 6-K filed by Greenbrook TMS Inc. on June 23, 2021).

99.5	Registration Rights Agreement, dated May 17, 2019, by and between Greenbrook TMS Inc. and 1315 Capital II, LP.

99.6	Subscription Agreement for Common Shares, dated May 17, 2019, by and between Greenbrook TMS Inc. and 1315 Capital II, LP.

99.7	Letter Agreement regarding Investor Rights, dated May 17, 2019, by and between Greenbrook TMS Inc. and 1315 Capital II, LP.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2021

1315 CAPITAL II, L.P.

By: 1315 Capital Management II, LLC, its General Partner

By:	/s/ Adele C. Oliva
Name: Adele C. Oliva
Title: Managing Member

1315 CAPITAL MANAGEMENT II, LLC

By:	/s/ Adele C. Oliva
Name: Adele C. Oliva
Title: Managing Member